Mail Stop 3561

July 3, 2008

Mr. Ken Ng, President
Asia Interactive Media, Inc.
Level 30, Bank of China Tower
1 Garden Road,
Central Hong Kong, China

> **Re:** **Asia Interactive Media, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2008**
> **Filed May 15, 2008**
> **File No. 000-49768**

Dear Mr. Ng:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Item 9 – Changes in and Disagreements with Accountants, page 13

1. It appears you have changed independent accountants from George Stewart, CPA to Thomas J. Harris, CPA between the fiscal years ended December 31, 2005 and 2006. Please revise to provide all disclosures required by Item 304 of Regulation

> S-K and file an Item 4.01 Form 8-K immediately disclosing this change in accountants.

Item 9A – Controls and Procedures, page 13

2. We note that you have not provided the information required by Item 307 of Regulation S-K. Please revise and provide the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of December 31, 2007, based on your evaluation of these controls and procedures.

Report of Independent Registered Public Accounting Firm, F-1

3. Please advise your independent accountant to revise their report to indicate their audit was conducted in accordance with the standards of Public Company Accounting Oversight Board (United States) as discussed in PCAOB Auditing Standard One.

4. Financial statements that are audited for the periods required by Article 8-02 of Regulation S-X must be covered by an audit report that specifically addresses the scope and opinion rendered based on the audit of those financial statements. Please direct your independent accountant to revise the scope and opinion paragraphs of their audit report to include the balance sheet at December 31, 2006 and the results of operations and cash flows for year ended December 31, 2006 and the cumulative period from February 9, 2000 (inception) to December 31, 2007.

Section 302 Certification

5. We note that your Section 302 certification does not comply with the language required by Item 601(31) of Regulation S-K in the following respects:
   - The head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))
   - Paragraph 4(b) as defined in Item 601(31) of Regulation S-K was not included

   Please revise your certification to address each of the matters noted above.

Form 10-Q for the Quarter Ended March 31, 2008

6. Please revise your Form 10-Q, as necessary, to address the above comments on the Form 10-K. Specifically, note the comment related to disclosures required by Item 307 of Regulation S-K.

Financial Statements

Notes to Financial Statements

7. Please include an affirmative statement to the effect that your interim financial statements include all adjustments, which in the opinion of management, are necessary in order to make the financial statements not misleading. Refer to Instruction 2 to Article 8-03 of Regulation S-X for guidance.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Blaise Rhodes, Staff Accountant, at (202) 551-3774 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services